

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via E-mail
Trevor P. Bond
Chief Executive Officer
W.P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

Re: **Amendment No. 1 to Registration Statement on Form S-4**
        File No. 333-191517
        Filed November 15, 2013

Dear Mr. Bond:

We have reviewed the supplemental correspondence submitted on November 22, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Exhibit 8.3

1.   We note that, on page 3, you state "Only the Company and CPA:16- Global may rely on this opinion. Without our prior written consent, this Letter may not be relied upon by any other person or entity or used for any other purpose." This language appears to be an inappropriate limitation on reliance. Please revise accordingly.

Form of Opinion 8.5

2.   We note that, on page 3, you state that the opinion expressed in the letter is "solely for the benefit of CPA 16- Global and may not be relied upon by any person or entity."   This language appears to be an inappropriate limitation on reliance.   Please revise accordingly.

3.   Please revise to include language that counsel consents to the opinion being attached as an exhibit to the registration statement.

4.   We note that, on page 3, you assume that CPA 16- Global qualified as a REIT from 2004 through 2008. Please explain to us why this assumption is included or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Christopher Giordano, Esq.
        Via E-mail